

Hilltop Securities Independent Network Inc.

Financial Statements and Supplemental Schedules Pursuant to Rule
17a-5 of the Securities and Exchange Commission
For the Year Ended December 31, 2017
With Report of Independent Registered Public Accounting Firm







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hilltop Securities Independent Network Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Elm Street, Suite 3500
(No. and Street)

Dallas	TX	75270
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Leventhal — 214-859-1026
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

2001 Ross Ave, Suite 1800	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Dave Geschke _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Hilltop Securities Independent Network Inc. _____, as

of December 31 _____, 20 17 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



RENEE P VARELA
Commission # 11287216
My Commission Expires
October 18, 2019

_____
Signature

President and Chief Executive Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hilltop Securities Independent Network Inc.
Index
December 31, 2017



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Hilltop Securities Independent Network Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hilltop Securities Independent Network Inc. as of December 31, 2017, and the related statements of operations, stockholder's equity, cash flows, and changes in subordinated borrowings for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I and II is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 22, 2018

We have served as the Company's auditor since 2015.

PricewaterhouseCoopers LLP, 2001 Ross Avenue, Suite 1800, Dallas, Texas 75201
T: (214) 999 1400, F: (214) 754 7991, www.pwc.com/us

Hilltop Securities Independent Network Inc.
Statement of Financial Condition
December 31, 2017

Assets

Cash	$	6,000
Securities owned, at fair value		3,326,836
Clearing deposit with affiliate		300,000
Fixed assets, net of accumulated depreciation of $45,750		96,922
Prepaid FINRA registration fee		232,569
Deferred tax asset, net		167,051
Prepaid and other assets		243,904
Total assets	$	4,373,282

Liabilities and Stockholder's Equity

Payable to affiliates	$	278,017
Accounts payable and other liabilities		10,730
Total liabilities		288,747
Common stock without par value. Authorized 1,000,000 shares, issued and outstanding 10,000 shares, $1,000 stated value		1,000
Additional paid-in capital		1,635,077
Retained earnings		2,448,458
Total stockholder's equity		4,084,535
Total liabilities and stockholder's equity	$	4,373,282

The accompanying notes are an integral part of this financial statement.

Hilltop Securities Independent Network Inc.
Statement of Operations
Year Ended December 31, 2017

Revenues:

Commissions	$	16,510,627
Insurance revenue		7,599,381
Investment banking, advisory and administrative fees		4,673,138
Interest		33,723
Other		1,283,453
Total revenues		30,100,322

Expenses:

Commissions and other employee compensation	26,015,255
Occupancy, equipment and computer service costs	1,351,692
Floor brokerage and clearing organization charges	477,831
Communications	96,980
Advertising and promotional	52,708
Other	451,607
Total expenses	28,446,073
Income before income tax expense	1,654,249
Income tax expense	650,069
Net income	$ 1,004,180

The accompanying notes are an integral part of this financial statement.

Hilltop Securities Independent Network Inc.
Statement of Stockholder's Equity
Year Ended December 31, 2017

| | Common Stock | | Additional Paid-in | Retained | |
	Shares	Amount	Capital	Earnings	Total
Balance at December 31, 2016	10,000	$ 1,000	$ 1,624,053	$ 2,121,278	$ 3,746,331
Net income	-	-	-	1,004,180	1,004,180
Dividend to Hilltop Securities Holdings Inc.				(677,000)	(677,000)
Restricted stock plan	-	-	11,024	-	11,024
Balance at December 31, 2017	10,000	$ 1,000	$ 1,635,077	$ 2,448,458	$ 4,084,535

The accompanying notes are an integral part of this financial statement.

Hilltop Securities Independent Network Inc.
Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from operating activities:		
Net income	$	1,004,180
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		20,214
Compensation expense for restricted stock		11,024
Deferred income tax expense		45,821
Changes in operating assets and liabilities:		
Securities owned, net		(1,864)
Income taxes payable/receivable		(24,770)
Prepaid and other assets		(130,913)
Payable to affiliate		(137,387)
Accounts payable & other accrued liabilities		(56,134)
Net cash provided by operating activities	$	730,171
Cash flow from investing activities:		
Purchase of fixed assets	$	(53,171)
Net cash used in investing activities	$	(53,171)
Cash flow from financing activities:		
Payment of dividend to Hilltop Securities Holdings Inc.	$	(677,000)
Net cash used in financing activities	$	(677,000)
Net change in cash	$	-
Cash at beginning of year	$	6,000
Cash at end of year	$	6,000
Supplemental cash flow disclosures		
Cash paid for interest	$	-
Cash paid for taxes	$	629,170

The accompanying notes are an integral part of this financial statement.

Hilltop Securities Independent Network Inc.
Statement of Changes in Subordinated Borrowings
Year Ended December 31, 2017

Subordinated borrowings at December 31, 2016	$	-
Increases		-
Decreases		-
Subordinated borrowings at December 31, 2017	$	-

The accompanying notes are an integral part of this financial statement.

1. **Organization**

   General
   Hilltop Securities Independent Network Inc. (the "Company"), a Texas company, is a wholly owned subsidiary of Hilltop Securities Holdings LLC ("Securities Holdings"), a wholly owned subsidiary of Hilltop Holdings Inc. ("Parent"). The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934 ("Exchange Act"). The Company is also registered with the Commodity Futures Trading Commission ("CFTC") as a non-guaranteed introducing broker and is a member of the National Futures Association ("NFA").

   The Company contracts with individual licensed registered representatives who conduct their securities business through the Company. These contract-registered representatives are responsible for their own direct expenses. All customer transactions are cleared through an affiliate broker/dealer, Hilltop Securities Inc. ("HTS"), on a fully disclosed basis. Accordingly, the Company claims exemption from Exchange Act Rule 15c3-3 under the Securities Exchange Act of 1934, as amended ("Exchange Act Rule 15c3-3") under Section (k)(2)(ii) of this rule. HTS also provides all accounting, administrative services, management services and office facilities to the Company in accordance with an expense sharing agreement in the amount of $50,000 per year. Based on a clearing agreement (the "Clearing Agreement") between HTS and the Company, the Company pays a clearing fee to HTS for handling all trades for the Company and has a deposit with HTS for $300,000. Additionally, HTS collects all revenues and pays all expenses on behalf of the Company. The net effects of these transactions are recorded in payable from affiliate on the Statement of Financial Condition. The amount of clearing fees paid to HTS for the Company's trades for the year ended December 31, 2017 was $477,831.

   On the Statement of Financial Condition, the total payable to HTS is $75,172 and the total payable to Securities Holdings is $202,845.

   The Company received fee income from Southwest Financial Insurance Agency, Inc. and Southwest Insurance Agency, Inc. of $7,599,381 for the year ended December 31, 2017. Southwest Financial Insurance Agency, Inc. and Southwest Insurance Agency, Inc. are affiliates of the Company. These entities hold insurance agency licenses for the purpose of facilitating the sale of insurance and annuity products. The Company retains no underwriting risk related to the insurance and annuity products sold.

   The Company makes loans to registered representatives, primarily to assist with the transition to the Company's platform. The amount of loans to the registered representatives is included in other assets in the Statement of Financial Condition in the amount of $223,999.

2. **Summary of Significant Accounting Policies**

   Cash Flow Reporting
   For purposes of the statement of cash flows, the Company considers cash to include cash on hand and in bank accounts. The Federal Deposit Insurance Corporation ("FDIC") insures accounts up to $250,000. At December 31, 2017, the cash balances did not exceed the federally insured limit.

Securities Owned, at fair value

Marketable securities are valued at fair value based on quoted market prices. The increase or decrease in net unrealized appreciation or depreciation of securities owned, if any, is credited or charged to operations. At December 31, 2017, securities owned consisted of money market investments of $3,326,836.

Fair Value of Financial Instruments

Fair value accounting establishes a framework for measuring fair value. Under fair value accounting, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date in the market in which the reporting entity transacts. Further, fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, fair value accounting establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. The standard describes three levels of inputs that may be used to measure fair value:

- Level 1 — Quoted prices in an active market for identical assets or liabilities. All of the Company's securities owned portfolio are valued using Level 1 inputs. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily available.

- Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company does not have any assets or liabilities utilizing Level 2 inputs.

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. The Company does not have any assets or liabilities categorized as Level 3.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying Statement of Financial Condition, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Securities Owned Portfolio. Securities classified as Level 1 securities primarily consist of money market instruments whose value is based on quoted market prices in active markets.

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature, approximate current fair value.

Fixed Assets and Depreciation

Fixed assets are comprised of furniture and equipment ($87,594) and leasehold improvements ($55,078) which are stated at cost. Depreciation of furniture and equipment is provided over the estimated useful lives of the assets (from three to seven years), and depreciation on leasehold improvements is provided over the shorter of the useful life or the lease term (up to fifteen years) using the straight-line method. Additions, improvements and expenditures for repairs and

maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to expense in the period incurred.

Commissions
Commissions revenue and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Fees
Investment advisory fees are recorded when earned based on the period-end assets in the accounts.

Income Taxes
The Company files a consolidated federal income tax return with its Parent. For purposes of these financial statements, income taxes are computed on the benefits-for-loss method.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company has no uncertain tax positions. Interest and penalties incurred related to tax matters are charged to other interest expense or other noninterest expense, respectively. There were no interest or penalties during the year ended December 31, 2017. With limited exception, the Company is no longer subject to U.S. federal, state or local tax audits by taxing authorities for years preceding 2014.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
The Company has performed an evaluation of subsequent events from January 1, 2018 through February 22, 2018, the date of issuance of the financial statements. There have been no subsequent events that would require recognition or disclosure in the financial statements as of December 31, 2017.

3. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital of the larger of $250,000 or 1/15 of aggregate indebtedness. At December 31, 2017, the Company had net capital of $3,277,552 which was $3,027,552 in excess of its minimum net capital requirement at that date. At December 31, 2017, the Company had aggregate indebtedness of $288,747. Aggregate indebtedness as a percentage of net capital was 8.8% at December 31, 2017.

4. **Fair Value of Financial Instruments**

The following table summarizes by level within the fair value hierarchy securities owned, at fair value as of December 31, 2017.

	Level 1	Level 2	Level 3	Total
Securities owned, at fair value				
Money market instruments	$ 3,326,836	$ -	$ -	$ 3,326,836

5. **Income Taxes**

On December 22, 2017, the Tax Cuts and Jobs Act ("Tax Legislation") was enacted. The Tax Legislation significantly revises the U.S. corporate income tax by lowering corporate income tax rates. Based on current available information, the Company estimates that the enactment of the Tax Legislation will result in an earnings charge to current tax expense of approximately $75,255 for the year ending December 31, 2017. This charge is primarily due to the write down of its deferred tax assets as a result of the reduction in the corporate tax rate from 35% to 21% and other anticipated impacts associated with the Tax Act. The change resulting from the tax legislation is expected to be recovered through lower projected effective tax rates from a reduction of the corporate tax rate to 21%, offset by additional non-deductible expenses. The impact of the Tax Legislation may differ from this estimate, possibly significantly, due to, among other things, changes in interpretations and assumptions the Company has made, guidance that may be issued and actions the Company may take as a result of the Tax Legislation.

Income tax expense for the year ended December 31, 2017, (effective rate of 39.3%) differs from the amount that would otherwise have been calculated by applying the U.S. federal corporate tax rate (35%) to income before income taxes and is comprised of the following:

Income tax expense at the statutory rate	$	578,987
State income taxes, net of federal benefit		6,823
Tax Legislation		75,255
Other, net		(10,996)
	$	650,069

Income taxes as set forth in the statement of operations consist of the following components:

Federal and state			
Current:			
Federal	$	592,705	
State		11,543	
			$ 604,248
Deferred:			
Federal		46,867	
State		(1,046)	
			45,821
Total income taxes			$ 650,069

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities as of December 31, 2017 are presented below:

Deferred tax assets:		
Realized built-in loss carryforward	$	131,867
Net operating loss carryforward		32,525
Compensation and benefits		7,768
Other assets		66
Total gross deferred tax asset		172,226
Deferred tax liabilities:		
Fixed assets		(5,175)
Net deferred tax asset	$	167,051

The Company assesses the ability to realize its deferred tax assets based upon the weight of available evidence, both positive and negative. To the extent the Company believes that it is more likely than not that some portion or all of the deferred tax assets will not be realized, the Company will establish a valuation allowance. At December 31, 2017, the Company evaluated the realizability of its deferred tax assets and concluded, based on the Company's past history of profitability and future earnings projections, that a valuation allowance was not required.

At December 31, 2017, the Company had recognized built-in losses ("RBIL") of $131,867 from the 2015 merger with the Parent. The RBILs are expected to be fully realized prior to any expiration. At December 31, 2017, the Company had net operating loss carryforwards for state income tax purposes of $41,171, tax effected. These net operating loss carryforwards expire in 2030 and later years. The Company expects to realize these net operating loss carryforwards through the implementation of certain tax planning strategies, core earnings, and reversal of timing differences.

The amount of current federal and state taxes receivable from the Parent included in prepaid and other assets on the Statement of Financial Condition was $16,588 and $1,203, respectively, at December 31, 2017.

6. **Financial Instruments with Off-Balance-Sheet Risk**

The Company clears all of its securities transactions through HTS on a fully disclosed basis. Accordingly, substantially all of the Company's credit exposures are concentrated with HTS. Pursuant to the terms of the agreement between the Company and HTS, HTS has the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations and the right to rehypothecate the securities held.

At December 31, 2017, the Company is not aware of any losses for which it will be charged by HTS. At December 31, 2017, the Company has recorded no liabilities with regard to this right.

7. **Employee Benefits**

Effective August 21, 2015, the Parent's Board awarded certain executives and key employees a total of 1,667 restricted shares of common stock. These awards and the associated costs are amortized over a vesting period of three years. The grant date fair value of these awards was $19.86 per share resulting in expected compensation expense of $33,100.

At December 31, 2017, the Company had unrecognized compensation expense related to restricted stock grants of approximately $7,007. For the year ended December 31, 2017, the Company has recognized compensation expense of $11,024 for all restricted stock granted to the Company's employees.

8. **Commitments and Contingencies**

In the general course of its brokerage business, the Company has been named as a defendant in various lawsuits and arbitration proceedings. These claims allege violation of federal and state securities laws. Management believes that resolution of these claims will not result in any material adverse effect on the Company's financial position or results of operations.

Supplemental Schedules

Hilltop Securities Independent Network Inc.
Supplemental Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of The Securities Exchange Act of 1934 and Regulation 1.17 of the Commodity Futures Trading Commission
December 31, 2017

Total stockholder's equity from the statement of financial condition			$ 4,084,535
Deductions and/or charges - nonallowable assets			
Fixed assets, net	$	(96,922)	
Prepaid FINRA registration fee		(232,569)	
Deferred tax asset		(167,051)	
Prepaid and other assets		(243,904)	(740,446)
Net capital before haircuts			3,344,089
Haircuts on securities positions			(66,537)
Net capital			3,277,552
Net capital requirement (larger of 1/15 of aggregate indebtedness or $250,000)			250,000
Excess net capital			$ 3,027,552
Aggregate indebtedness			$ 288,747
Ratio of aggregate indebtedness to net capital			8.8%

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2017 filed by the Company with the Financial Industry Regulatory Authority on January 25, 2018.

Hilltop Securities Independent Network Inc.
Supplemental Schedule II – Computation of Determination of Reserve Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2017

The Company claims exemption from SEC Exchange Act Rule 15c3-3 under paragraph (k)(2)(ii) of that Rule.

Hilltop Securities Independent Network Inc.'s Exemption Report

Hilltop Securities Independent Network Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3 (k): (2)(ii).

2. The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2017, without exception.

Hilltop Securities Independent Network Inc.

I, David Geschke, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Chief Executive Officer

February 22, 2018



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of Hilltop Securities Independent Network Inc.

We have reviewed Hilltop Securities Independent Network Inc.'s (the "Company") assertions, included in the accompanying Hilltop Securities Independent Network Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2017 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2017.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 22, 2018

PricewaterhouseCoopers LLP, 2001 Ross Avenue, Suite 1800, Dallas, Texas 75201
T: (214) 999 1400, F: (214) 754 7991, www.pwc.com/us